Metalline Mining Company

1330 East Margaret Avenue

Coeur d’Alene, ID  83815

August 18, 2005

VIA EDGAR AND OVERNIGHT COURIER

Barry Stem

Senior Assistant Chief Accountant

Mail Stop 7010

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-7010

Re:	Metalline Mining Company
Form 10-KSB, filed January 31, 2005 (“Form 10-KSB”)
File No. 0-27667

Dear Mr. Stem:

Metalline Mining Company (the “Company”) is transmitting herewith as correspondence our proposed Amendment No. 1 (the “10-KSB Amendment”) to the Form 10-KSB referenced above.  In this letter we respond to the comments of the Commission staff contained in your letter dated August 4, 2005.  Numbered paragraphs below correspond to the numbered comments in that letter; your comments are reproduced in bold.  With the hand-delivered courtesy copies of this letter, we have also enclosed a copy of the 10-KSB Amendment in paper format marked to show changes to the financial statements and notes thereto from those in the original Form 10-KSB.  We intend to file the 10-KSB Amendment upon resolution of all comments.

Financial Statements

1.             Please refer to prior comment 1.  We continue to notice references to mineral properties on page F/S-13 of your draft Form 10-KSB/A.  Please revise to remove these references.

We have removed the references to mineral property on page F/S-13 and have instead referred to specifically what we hold, namely, concessions.

2.             Please refer to prior comment 2.  We note that your Property Concessions on the face of the Balance Sheet now detail six concessions, the most significant of which is U.M. Nortenos, Vulcano.  However, the notes to the financial statements only discuss Sierra Mojada.  Expand the notes to the financial statements and other parts of the document, as applicable, to discuss each concession, detailing when and how acquired and the activity you have performed since the acquisition.

We respectfully submit that Note 4 has been expanded to describe when and how all of the Company’s concessions were acquired and the activity performed since acquisition.  We note that the Company has eight concessions; two of the Property Concession line items, Sierra Mojada, Mojada 3 and U.M. Nortenos, Vulcano, each refer to two concessions that were purchased together.

Further, Note 4 has been recaptioned as “Property Concessions in the Sierra Mojada District” in order to clarify that the Company’s concessions are in a mining region known as the Sierra Mojada District that is located in the municipality of Sierra Mojada, Coahuila, Mexico.  Additionally, the disclosure in Note 4 has been revised to distinguish the Sierra Mojada District from the Company’s Sierra Mojada concession and from the Sierra Mojada Project, which is the name of the Company’s project that encompasses all eight of the concessions owned by the Company, all of which are located in the Sierra Mojada District.

3.             Please explain to us in detail the rigorous impairment testing you have done under SFAS 144, including what events or changes in circumstances would indicated impairment testing is required.  Tell us how you determine fair value for these assets.

The Company has been an exploration stage company since inception.  As stated in Note 1 to its October 31, 2004 audited financial statements, the Company has not determined whether any of its concessions contain ore reserves that are economically recoverable.

The Company’s exploration process is one of collecting geologic and assay data on the mineralization being investigated.  There is periodic (at a minimum, semi-annual), critical evaluation of this data by the Company’s management and geologists to determine if the grade, quantity and distribution of the sampled mineralized material indicate viability and the justification for continued funding.  (Comprobacion, the Mexican work commitment requirement to maintain the concessions, has been filed each year for each of the concessions.)

At the Company’s Sierra Mojada District concessions, since 1996 the Company’s evaluation of its data on the mineralization tested has justified (a) continued exploration of the project, (b) that the project has not been impaired, (c) that there is sufficient probability that the project can be carried to production, (d) that there is sufficient probability that the exploration investment can be recovered, and (e) that there is sufficient probability that an acceptable profit can be generated for the Company and its shareholders.  The Company has established with a satisfactory statistical probability that sufficient zinc metal is contained in the mineralized material to justify determining the economics of mining and extracting the zinc and other potential by-product metals.  That is why the Company has undertaken a feasibility study, which is in progress.

The Company originally recorded its concessions at acquisition cost.  In the absence of recent or historical data to the contrary, the Company has no reason at this time to impair the recorded cost of its concessions.

Please feel free to contact me at (208) 665-2002 should you have any questions or additional comments.

Sincerely,

/s/ Merlin Bingham

Merlin Bingham

MB/

cc:           Andrew J. Schultheis, Esq. Witherspoon, Kelley, Davenport & Toole, P.S.
Richard A. Repp, Esq., Witherspoon, Kelley, Davenport & Toole, P.S.
Kevin Williams, Williams & Webster, P.S.
Chris Cardwell, Williams & Webster, P.S.